Exhibit H

Filing Under the Public Utility Holding Company Act
of 1935, as amended ("Act")

SECURITIES AND EXCHANGE COMMISSION

May ___, 2005

            Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

            Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___________, 2005, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

            Entergy Corporation ("Entergy"), a Delaware corporation located at 639 Loyola Avenue, New Orleans, Louisiana 70113, and its wholly-owned subsidiary, Entergy Power, Inc., located at 425 W. Capitol, Little Rock, Arkansas 72201 ("EPI", Entergy and EPI, collectively, the "Applicants"), have filed "EPI" an application-declaration under Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 45 and 46 thereunder (the "Application").

            Applicants request authorization to the extent not exempt from Commission approval under the Act, or otherwise permitted or authorized under the Act pursuant to Commission rule, regulation or order, for EPI from time to time through December 31, 2008 (the "Authorization Period") (1) to issue and sell common stock, short-term debt and/or long-term debt in a combined aggregate amount of up to $100 million and (2) to declare and pay dividends out of capital or unearned surplus, to the extent permitted under applicable corporate law and any applicable financing agreement with restrict distributions to shareholders.

Formation and Business of EPI

            Applicants state that, pursuant to a Commission order dated August 27, 1990 (the "1990 Order"),1 EPI was formed to participate as a supplier of electricity at wholesale in bulk power markets. In accordance with the 1990 Order, EPI acquired the ownership interests of its associate company, Entergy Arkansas, Inc. ("Entergy Arkansas"), in (1) Unit 2 of the Independence Steam Electric Generating Station ("ISES 2") and (2) Unit No. 2 of the Ritchie Steam Electric Generating Station ("Ritchie 2").2 EPI's ownership interests in ISES 2 and Ritchie 2 represented, at the time they were acquired, an aggregate of 809 MW of electric generating capacity. In 1996 and 1998, EPI sold portions of its undivided ownership interest in ISES 2 to two non-affiliates,3 so that EPI currently owns a total of 665 MW of generating assets (the "Owned Capacity"). EPI owns its undivided interest in ISES 2 as tenant in common with its associate company, Entergy Mississippi, Inc. (which has a 25% undivided interest in ISES 2) and the other co-owners. As described in the 1990 Order, Entergy Arkansas manages, controls, operates and maintains ISES 2 and Ritchie 2 on behalf of EPI and the other co-owners of such facilities.

            Since 1990, EPI has been engaged in the business of marketing and selling generating capacity (including the Owned Capacity) and related energy, at wholesale, principally to non-associate companies on negotiated (i.e., market based) terms and conditions. Notwithstanding the foregoing, in 2003 EPI entered into two Master Power Purchase and Sale Agreements with ESI on behalf of Entergy Louisiana, Inc. ("Entergy Louisiana") and Entergy New Orleans, Inc. ("Entergy New Orleans"), providing for the sale by EPI to Entergy Louisiana of 51 to 61 MWs, and the sale by EPI to Entergy New Orleans of 50 to 60 MWs, in each case of the output from EPI's share of ISES 2 for the remaining life of the unit (the "Affiliate Agreements").

            As a result of its ownership of the above-referenced interests in ISES 2 and Ritchie 2, EPI is a "public-utility company" for purposes of the Act. Nevertheless, in 1992, 1993 and 1998, Entergy entered into settlement agreements with certain of its state and local regulators for purposes of defining, among other things, affiliate transaction conditions and other business relationships among its regulated and non-regulated business units. For this purpose, EPI was defined as a "Nonregulated Business", together with Entergy Enterprises, Inc. and other Non-utility Company "subsidiaries and affiliates of Entergy that are not domestic regulated electric utilities primarily engaged in the business of selling electric energy at retail or at wholesale to regulated associate companies or providing services or goods to regulated electric associate companies" (See the Commission's 6/22/99 Order (HCAR No. 27040) in File No. 70-8529). Accordingly, the Applicants request authorization for EPI to engage in the proposed transactions on the same basis as any Non-utility Company. 4

Issuance of Securities

            To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission, Applicants request authorization for EPI to issue and/or sell common stock, short-term debt securities, such as promissory notes, and long-term debt securities to Entergy, to Non-utility Companies or to non-associate companies in one or more transactions, from time to time during the Authorization Period, in an aggregate amount not to exceed $100 million.

            Pursuant to the short-term debt authorization requested herein, EPI may effect borrowings from banks, other financial institutions, institutional lenders or other non-associate companies (collectively, "Banks") or from Entergy or any Non-utility Company. Such borrowings (and any related promissory notes) will be secured or unsecured, and will be payable not later than one year from the date of issuance. Bank loans will bear interest on the unpaid principal amount thereof at rates which will not exceed competitive market rates available at the time of the Bank borrowing or borrowings by companies of the same or reasonably comparable credit quality and having the same or similar terms and conditions, provided that in no event will the interest rate exceed, as applicable, 400 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or 50 basis points over the prime rate as published from time to time in The Wall Street Journal. Borrowings from Entergy or Non-utility Companies will bear interest on the unpaid principal amount at the rate of interest that is determined, from time to time, to be equal to the lending company's effective cost of short-term debt.

            In connection with its borrowings from Banks, EPI may establish lines of credit or credit facilities (which will terminate no later than five years from the establishment of the facility). Pursuant to such lines of credit or credit facilities, EPI may agree to pay the Bank (a) a commitment, facility or similar fee that will be (i) a fixed dollar amount and/or (ii) a percentage of the total commitment or unused commitment, as well as (b) one time closing fees, consisting of up-front fees, arrangements fees, administrative agency fees or other similar closing fees. These fees will be negotiated at the time of the arrangement and will be comparable to the fees generally prevailing in the market for borrowing arrangements having similar terms, conditions and features made by commercial lenders to borrowers of comparable credit quality. However, in no event will these fees exceed 5% of the aggregate principal amount of the applicable Bank borrowings.

            The long-term debt proposed to be issued by EPI (a) may be secured or unsecured, (b) may be convertible into any other securities of EPI (except common stock), (c) will have a maturity ranging from one year to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may be issued at fixed or floating rates of interest, (g) may provide for reset of the coupon pursuant to a remarketing arrangement, and (h) may be called from existing investors by a third party.

            The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to long-term debt securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding, but in no event will exceed 5% of the proceeds derived from such financing transactions. The interest rate on any long-term borrowings from Banks will not exceed competitive market rates available at the time of the Bank borrowing (or related security) by companies of the same or reasonably comparable credit quality and having the same or similar terms and conditions, provided that in no event will the interest rate exceed 600 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate. Long-term borrowings from Entergy or Non-utility Companies will bear interest on the unpaid principal amount at the rate of interest that is determined, from time to time, to be equal to the Lending Company's effective cost of debt having a comparable term.

            The net proceeds derived from the issuance of the above-referenced securities would be used by EPI for general corporate purposes, including without limitation, (1) for EPI's working capital and other cash requirements and (2) for loans to and/or equity investments in Non-utility Companies or for investments in utility or energy-related assets, provided that such net proceeds will only be applied to finance activities or investments that are exempt under the Act or are otherwise authorized or permitted business activities or investments of EPI.

Payment of Dividends

            To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Applicants also request authorization under Section 12(c) of the Act and Rule 46 thereunder for EPI to declare and pay dividends out of capital or unearned surplus through the Authorization Period (to the extent permitted under applicable corporate law and any applicable financing agreement which restricts distributions to shareholders).

            Applicants state that the payment by Non-utility Companies of dividends out of capital or unearned surplus will not contravene the intent of Section 12(c) of the Act. Permitting the use of distributable cash to pay dividends ultimately to Entergy will benefit the Entergy System by enabling Entergy to reduce or refinance outstanding borrowings and fund operations of Entergy System companies. The payment of dividends out of capital or unearned surplus will not be detrimental to the financial integrity of the Entergy System or jeopardize the working capital of any of Entergy's domestic retail electric utility companies or other regulated companies, since the original source of such dividends would be distributable cash derived exclusively from EPI or its investments in Non-utility Companies. In addition to the foregoing, Applicants note that, as of March 31, 2005, EPI's common equity to total capitalization ratio is in excess of 85%. Further, the Applicants represent that at all times during the Authorization Period, EPI and Entergy will each maintain common equity of at least 30% of total capitalization (based, in the case of Entergy, upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K).5 Accordingly, Applicants believe that EPI's proposal to declare and pay dividends out of capital will not be detrimental to the financial condition of EPI or the Entergy System.

Applicants' Securities Rating Representation

            The Applicants also represent that no guarantees or other securities will be issued in reliance upon the authorization that may be granted by the Commission in accordance with this Application-Declaration, unless (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of EPI that are rated are rated investment grade; and (3) all outstanding securities of Entergy that are rated are rated investment grade (collectively, the "Investment Grade Ratings Criteria"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by Moody's Investors Service, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c) (2) (vi) (E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other security at any time that one or more of the Investment Grade Ratings Criteria are not satisfied.

            For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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[Deputy] Secretary

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  See HCAR No. 25136.  The 1990 Order was later reaffirmed by the Commission on remand from the U.S.  Circuit Court of Appeals for the District of Columbia Circuit.  See HCAR No. 26410 (dated November 17, 1995).

  Specifically, EPI acquired (a) Entergy Arkansas' 100% ownership interest in Ritchie 2, an oil- and gas-fired power plant located in Phillips County, Arkansas with a total capacity of approximately 544 MW, and (b) Entergy Arkansas' 31.5% undivided ownership interest in ISES 2, a coal-fired facility located near Newark, Arkansas.

  See HCAR No. 26549 (dated August 2, 1996) and HCAR No. 26915 (dated October 9, 1998).

  The "Non-utility Companies" include Entergy affiliates which are (a) "New Subsidiaries", as authorized by the Commission's order in File No. 70-9123, dated December 20, 2002 (the "December 2002 Order"), (b) "exempt wholesale generators", as defined in Section 32(a) of the Act, (c) "foreign utility companies", as defined in Section 33(a) of the Act, (d) "exempt telecommunications companies", as defined in Section 34(a) of the Act, (e) "energy‑related companies", as defined in Rule 58 under the Act, and (f) certain other subsidiary companies of Entergy that are or may be authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses.  Pursuant to the December 2002 Order, the Non-utility Companies are authorized, among other things, to issue and sell equity or debt securities (to the extent not otherwise exempt or authorized) and to pay dividends out of capital or unearned surplus.  Authorization to engage in these transactions, pursuant to the above-referenced order, will expire on December 31, 2005.  Entergy proposes to file a Post-Effective Amendment in File No. 70-9123 to seek a renewal of these authorizations.

  As used in the Application-Declaration, the term "consolidated capitalization" is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities.